EXHIBIT 12.1

FOSTER WHEELER LTD.

STATEMENT OF COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars)
Unaudited

	Three Months Ended

	March 26, 2004	March 28, 2003

Earnings:
Net loss	$(4,298)	$(19,820)
Taxes on income	13,444	7,458
Total fixed charges	27,525	23,964
Capitalized interest	—	(308)
Capitalized interest amortized	572	568
Equity loss/(earnings) of non-consolidated affiliated companies accounted for by the equity method, net of dividends	4,437	(3,506)

	$41,680	$8,356

Fixed Charges:
Interest expense*	$25,432	$21,794
Capitalized interest	—	308
Imputed interest on non-capitalized lease payment**	2,093	1,862

	$27,525	$23,964

Ratio of Earnings to Fixed Charges	1.51	— ***

* Includes interest expense on subordinated deferrable interest debentures of $4,792 in 2004 and mandatorily redeemable preferred security distributions of subsidiary trust of $4,372 in 2003.
** The percent of rent included in the calculation is a reasonable approximation of the interest factor.
*** Earnings are inadequate to cover fixed charges. The coverage deficiency is $15,608 for the first quarter of 2003.

Note: There were no preferred shares outstanding during the period indicated and, therefore, the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for the period indicated.